UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                  Form 40-F ☐

Enclosure: A press release dated June 7, 2023, announcing the agreement between STMicroelectronics and Sanan Optoelectronics to create a new silicon carbide device manufacturing joint venture in China.

PR No: C3186C

STMicroelectronics and Sanan Optoelectronics to advance Silicon Carbide ecosystem in China

•	STMicroelectronics and Sanan Optoelectronics to create a Joint Venture (‘JV’) for high-volume 200mm SiC device manufacturing
•	JV will support rising demand for STMicroelectronics SiC devices in China for car electrification and industrial power and energy applications
•	Sanan to build separately a 200mm SiC substrate manufacturing facility to fulfill the JV’s needs

Geneva (Switzerland) and Xiamen (China), June 7, 2023 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, and Sanan Optoelectronics (SHA.600703), a market leader in compound semiconductors in China, engaged in LEDs, SiC, Optical Communications, RF, Filters and GaN products, today announced that they have signed an agreement to create a new 200mm silicon carbide device manufacturing JV in Chongqing, China. The new SiC fab is targeting to start production in Q4 2025 and full buildout is anticipated in 2028, supporting the rising demand in China for car electrification as well as for industrial power and energy applications. In parallel, Sanan Optoelectronics will build and operate separately a new 200mm SiC substrate manufacturing facility to fulfill the JV’s needs, using its own SiC substrate process.

The JV will make SiC devices exclusively for STMicroelectronics, using ST proprietary SiC manufacturing process technology, and serve as a dedicated foundry to ST to support the demand of its Chinese customers.

The total amount for the full buildout of the JV is expected to be about $3.2 billion, including capital expenditures of about $2.4 billion over the next 5 years, which will be financed by contributions from STMicroelectronics and Sanan Optoelectronics, local government support, and loans to the JV.

“China is moving fast towards electrification in Automotive and Industrial and this is a market where ST is already well-established with many engaged customer programs. Creating a dedicated foundry with a key local partner is the most efficient way to serve the rising demand of our Chinese customers. The combination of Sanan Optoelectronics’ future 200mm substrate manufacturing facility with the front-end JV and ST’s existing back-end facility in Shenzhen, China will enable ST to offer our Chinese customers a fully vertically integrated SiC value chain,” said Jean-Marc Chery, President and CEO of STMicroelectronics. “It is an important step to further scale up our global SiC manufacturing operations, coming in addition to our continuing significant investments in Italy and Singapore. This JV is expected to be one of the enablers of the opportunity we see to reach $5B+ SiC revenues by 2030. This initiative is consistent with ST 2025-27 $20B+ revenue ambition and the associated financial model, previously communicated to the financial markets.”

“The establishment of this joint venture will be a major driving force for the wide adoption of SiC devices on the Chinese market,” said Simon Lin, CEO of Sanan Optoelectronics.

“Being an international, well-known, high quality SiC foundry service company, Sanan will also supply its SiC substrate to this new joint venture, by building a dedicated new SiC substrate factory. This is an important step for Sanan Optoelectronics’ ambitions as a SiC foundry. With this new Joint Venture and the new SiC substrate capacity expansion, we are confident that we will continue to take the lead in the SiC foundry market.”

The completion of the project is subject to regulatory approvals.

Forward-looking Information (ST)

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, geopolitical and military conflicts (including the ongoing conflict between Russia and Ukraine), social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics such as the COVID-19 pandemic in locations where we, our customers or our suppliers operate;
•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral by 2027;

•	potential loss of key employees and potential inability to recruit and retain qualified employees as a result of epidemics or pandemics such as the COVID-19 pandemic, remote-working arrangements and the corresponding limitation on social and professional interaction;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risks are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2022 as filed with the Securities and Exchange Commission (“SEC”) on February 23, 2023. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other risks or uncertainties listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. We are committed to achieving our goal of becoming carbon neutral by 2027. Further information can be found at www.st.com.

About Sanan Optoelectronics

Sanan is engaged in the research, development and manufacturing of a wide range of compound semiconductor products, including SiC, GaN, full range visible LEDs, Optical Communications, RF, Filters, infrared, UV products. It currently runs the largest compound semiconductor foundry capacity in China. Further information can be found at www.sanan-e.com.

For further information, please contact:

STMICROELECTRONICS

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

SANAN OPTOELECTRONICS

Li Xuetan

Secretary of the board, Investor Relations

Tel:+86 13886596919

600703@sanan-e.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	June 8, 2023	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience